Exhibit 2.6

PRECISION AEROSPACE & DEFENSE
20900 NE 30th Avenue, 8th Floor
Aventura, FL 33180

December 18, 2025

Mr. David Lawrence

10593 N. Country Road, 800E

Brownsburg, Indiana 46112

Re: Amendment to Merger Agreement by and between Precision Aerospace & Defense Group, Inc. (formerly Precision Aerospace Group, Inc.) (“Purchaser”) and David Lawrence (the “Sole Stockholder”) (collectively called the “Parties”)

Dear Dave:

Following our conversation today, the Board of Directors of PAD formally agrees and confirms the following terms and conditions as modifications to the Merger Agreement and attendant documents:

Description	Capital Source	At Close	Earn-outs	Total Deal Value
$45M - 75% cash / 25% stock at $10 / share	Cash	$34,665,000	$3,000,000	$37,665,000
$3M - Paid over 5 years with a skip in a payment in year two.	Equity	$11,250,000	-	$11,250,000
	Total	$45,915,000	$3,000,000	$48,915,000

1. PAD understands and agrees that Aerodyn Engineering Holdings, Inc. (“Company”), is currently negotiating a government loan for the planned expansion of its business. The loan covers both operational growth (equipment, inventory, personnel, etc.), as well as facilities improvements (brick and mortar expansion and upgrades to buildings). PAD agrees that those portions of the loan relating to operational improvements of the Company shall be part of the proposed acquisition and shall become obligations of PAD following the closing. It is also understood that any amounts borrowed to improve, expand or construct buildings or facilities will be excluded and will not become obligations of PAD.

Further, should any provision of the proposed acquisition agreement be found to violate the terms of the proposed loan documents, then PAD and the Company shall make every effort to adjust the acquisition agreement to comply with the requirements of the loan, insofar as such adjustments align with both the intentions of the parties leading up to the transaction, and the various statutory and legal requirements governing the acquisition and the associated public listing of the Company.

2. PAD agrees that following the De-SPAC, PAD will not sweep the Company’s bank account. PAD, as the parent company, will have financial oversight and shared signature authority of the bank account. PAD and the Company shall jointly prepare a Company budget, including but not limited to the use of funds.

3. The Parties agree that the SPAC is required to deliver upon De-SPAC the sum of $75 Million of equity capital as a requirement to close.

4. The potential loan with BC Partners Credit (“BCP”) shall not exceed $75 million as follows:

a. Term Loan for $25 Million to be drawn at closing and serviced during the first 3 years from the closing date.

b. $25 Million Revolving Credit Facility and Deferred Term Loan to be drawn at the discretion of PAD with the approval of the Company.

c. $25 Million Delayed Draw Term Loan Facility to be drawn at the discretion of PAD with the approval of the Company.

d. BCP shall purchase $5 Million of the PAD’s Common Shares at the price of $10 per share as set forth in the Term Sheet which included as a portion of the $75 Million equity capital in Item 3 above.

5. PAD and SPM shall enter into a definitive purchase or merger agreement by January 30, 2026.

6. PAD shall use its best efforts to enter into a Purchase or Merger Agreements with DSI, Tech Met, and APM as soon as practicable, either before or following the De-SPAC.

7. PAD agrees to pay Aerodyne $150,000.00 interest payment towards the total of $915,000.00 owed to Aerodyn per the terms of the prior extension agreements, and this will be paid within 10 days of signing this extension agreement.

8. This letter lays out the intent of both the Company and PAD to extend the Event of Default date under the original promissory note (the “Closing Note”). The Closing Note, dated December 23, 2024, was originally issued in connection with an Amended and Restated Merger Agreement between the Purchaser, Precision Aerospace Merger Sub, Inc., Aerodyn Engineering Holdings, Inc., and the Sole Stockholder. The Closing Note also provided that a failure to pay the obligations of the Note in full by November 30, 2025, would trigger an Event of Default. Given our mutual desire to move the transaction forward, the parties agree that the Event of Default date referenced in the Closing Note (“November 30, 2025”) will be replaced with a new Event of Default date (“May 31, 2026).”

9. The parties agree to modify the currently executed transaction documents to be consistent with the terms of this letter agreement.

10. To simplify and to avoid having to adjust other filings, documents, and announcements. We would propose that the effective date of the above agreement be set to November 30, 2025 (to align with the original Closing Note), and that this document once signed, will supersede any prior termination notices.

11. In the event items 1 through 5 shall not take place at or before the closing of the De-SPAC, the Sole Stockholder shall have the right to claim a default under the Closing Note and seek the remedies provided for therein.

If these terms are acceptable and address your concerns, please execute and return a copy of this letter. If you have any questions or residual concerns, please call me to discuss.

[Signature page follows]

Precision Aerospace and Defense Group, Inc.

	By	/s/ Brent Borden
Brent Borden, CEO

Read and Accepted:

/s/ David Lawrence
David Lawrence

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